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                                                                    EXHIBIT 99.1

               HOLLINGER INC. ANNOUNCES THAT IT WILL DELAY FILING
              OF DECEMBER 31, 2003 ANNUAL FINANCIAL STATEMENTS AND
                  MARCH 31, 2004 INTERIM FINANCIAL STATEMENTS

     Toronto, Canada, April 30, 2004 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that it will be delayed in filing its annual financial statements (and annual Management's Discussion & Analysis related thereto) for the year ended December 31, 2003 by the required filing date under applicable Canadian securities laws, namely May 19, 2004, and its interim statements (and interim Management's Discussion & Analysis related thereto) for the first quarter ended March 31, 2004 by the required filing date under applicable Canadian securities laws, being May 15, 2004. The delay is primarily the result of the material change in the relationship between Hollinger and Hollinger International Inc.

     As a result of the delay in the release of its annual financial statements for the year ended December 31, 2003, Hollinger will postpone holding its annual meeting of shareholders. Hollinger will also delay the filing of its Annual Information Form for the year ended December 31, 2003 until such time as its annual financial statements for the year ended December 31, 2003 are filed.

     Hollinger does not yet know when it will be in a position to file its financial statements, but it is actively exploring various options that may be available to it. Hollinger intends to provide information with respect to further developments in this regard promptly following their occurrence.

     Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in International. International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

     For more information, please contact:

     Fred A. Creasey
     Hollinger Inc.
     416-363-8721

     Media contact:

     Jim Badenhausen
     646-805-2006

                              www.hollingerinc.com